SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                        Sterling Electronic Commerce Co.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock $0.001 par value
                          -----------------------------
                          Title of Class of Securities



                                  -------------
                                  CUSIP NUMBER


                               Patricia J. Linson
                              5366 Martingale Court
                             Las Vegas, Nevada 89119
                                 (702-492-9413)
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  April 4, 2003
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing o this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Patricia J. Linson

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]        N/A
        (b) [ ]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

        [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

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                      7. SOLE VOTING POWER

 NUMBER OF               1,250,000
  SHARES              ---------------------------------------------------------
BENEFICIALLY          8. SHARED VOTING POWER
 OWNED BY
   EACH                  None
 REPORTING            ---------------------------------------------------------
  PERSON              9. SOLE DISPOSITIVE POWER
   WITH
                         1,250,000
                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                          None


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

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,250,000

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12. CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
    (SEE INSTRUCTIONS)

         [ ]    (N/A)

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.9%

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14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

Item 1. SECURITY AND ISSUER

     (a) Security:                      Common Stock, $.001 par value

     (b) Name of Issuer:                Sterling Electronic Commerce Co.

     (c) Address of Issuer:             350 Kachina Circle
                                        Las Vegas, NV 89123


Item 2. IDENTITY AND BACKGROUND

     (a) Name of Person Filing:         Patricia J. Linson


     (b) Address of Principal           5366 Martingale Court
              Business Office:          Las Vegas, NV 89119


     (c) Principal Business:            Business Consultant and Talent Agent

     (d) Criminal Proceedings           None
          in Past Five Years:

     (e) Civil Securities Proceedings
          in Past Five Years:           None



Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Purchased from personal funds at $0.002 per share (total $2,500).


Item 4.  PURPOSE OF THE TRANSACTION

     The Reporting Person received the shares for investment; The shares have been held continuously as an investment. Ms. Linson has no present plans or proposals that would, by its own initiative, result in a change in the present board of directors or management of the Issuer, or any other extraordinary corporate transaction or material change in the status of the corporation or of its securities.

Item 5. INTEREST IN SECURITIES OF ISSUER

     (a) Patricia J. Linson beneficially owns 1,250,000 shares of common stock of the Company (47.9%).

     (b) Shared voting and dispositive power:    None
         Sole voting and dispositive power:      1,250,000 shares.

     (c) On 4/4/03, Patricia J. Linson acquired 1,250,000 shares of the issuer's common stock for $2,500 in cash from a shareholder in a negotiated transaction.

     (d) No person other than the Reporting Person has the right to receive or direct dividends or sale proceeds from the securities;

     (e) The Reporting Person remains a beneficial owner of more than 5% of this class of securities.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to transfer or voting the securities acquired and disposed of in this transaction, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of division of profits or losses, or the giving or withholding of proxies.


Item 7. EXHIBITS

None




                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





/s/ Patricia J. Linson                             April 22, 2003
------------------------                           -------------------
Signature                                          Date



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